UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)1

Immersion Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

452521107

(CUSIP Number)

STEVE WOLOSKY, ESQ.

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 2, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 452521107

1	NAME OF REPORTING PERSON

VIEX Opportunities Fund, LP – Series One
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,031,997
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,031,997
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,031,997
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 452521107

1	NAME OF REPORTING PERSON

VIEX Special Opportunities Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,901,089
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

C
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,901,089
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 452521107

1	NAME OF REPORTING PERSON

VIEX GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,031,997
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,031,997
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,031,997
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 452521107

1	NAME OF REPORTING PERSON

VIEX Special Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,901,089
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,901,089
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,901,089
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 452521107

1	NAME OF REPORTING PERSON

VIEX Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,933,086
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,933,086
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,933,086
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.9%
14	TYPE OF REPORTING PERSON

IA

6

CUSIP No. 452521107

1	NAME OF REPORTING PERSON

Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,220 *
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,933,086
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,220 *
	10	SHARED DISPOSITIVE POWER

2,933,086
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,937,306
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.9%
14	TYPE OF REPORTING PERSON

IN

* Represents Shares underlying vested restricted stock. Excludes 18,543 Shares underlying unvested restricted stock.

7

CUSIP No. 452521107

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2(b) is hereby amended and restated to read as follows:

(b)       The principal business address of each of Series One, VSO II, VIEX GP, VSO GP II, VIEX Capital and Mr. Singer is 323 Sunny Isles Blvd, Suite 700, Sunny Isles Beach, Florida 33160.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Series One were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A or elsewhere in this Schedule 13D, which is incorporated by reference herein. The aggregate purchase price of the 1,031,997 Shares beneficially owned by Series One is approximately $8,682,426, including brokerage commissions.

The Shares purchased by VSO II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A or elsewhere in this Schedule 13D, which is incorporated by reference herein. The aggregate purchase price of the 1,901,089 Shares beneficially owned by VSO II is approximately $16,287,945, including brokerage commissions.

The Shares beneficially owned by Mr. Singer were awarded to him in connection with his service on the Issuer’s board of directors (the “Board”).

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended to add the following:

On August 4, 2020, Mr. Singer was appointed Chairman of the Board. The Reporting Persons are encouraged by this leadership change and the efforts undertaken by the Board to improve the Issuer’s corporate governance, significantly reduce costs and make other operational changes with the goal of enhancing shareholder value. Certain transactions reported herein were the result of a distribution of shares of the Issuer from Series One to a limited partner of Series One for no consideration. The remaining sales transactions by the Reporting Persons were undertaken as part of the Reporting Persons’ obligations to rebalance their asset allocations.

8

CUSIP No. 452521107

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 26,894,116 Shares outstanding, which is the total number of Shares outstanding as of July 31, 2020 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2020.

A.	Series One
(a)	As of the close of business on September 4, 2020, Series One beneficially owned 1,031,997 Shares.

Percentage: Approximately 3.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,031,997
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,031,997
(c)	The transactions in the Shares entered into by Series One during the past sixty days are set forth on Schedule A and incorporated herein by reference.
B.	VSO II
(a)	As of the close of business on September 4, 2020, VSO II beneficially owned 1,901,089 Shares.

Percentage: Approximately 7.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,901,089
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,901,089
(c)	The transactions in the Shares entered into by VSO II during the past sixty days are set forth on Schedule A and incorporated herein by reference.
C.	VIEX GP
(a)	VIEX GP, as the general partner of Series One, may be deemed the beneficial owner of the 1,031,997 Shares beneficially owned by Series One.

Percentage: Approximately 3.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,031,997
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,031,997
(c)	VIEX GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares entered into on behalf of by Series One during the past sixty days are set forth on Schedule A and incorporated herein by reference.
9

CUSIP No. 452521107

D.	VSO GP II
(a)	VSO GP II, as the general partner of VSO II, may be deemed the beneficial owner of the 1,901,089 Shares beneficially owned by VSO II.

Percentage: Approximately 7.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,901,089
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,901,089
(c)	VSO GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares entered into on behalf of VSO II during the past sixty days are set forth on Schedule A and incorporated herein by reference.
E.	VIEX Capital
(a)	VIEX Capital, as the investment manager of Series One and VSO II, may be deemed the beneficial owner of the (i) 1,031,997 Shares beneficially owned by Series One and (ii) 1,901,089 Shares beneficially owned by VSO II.

Percentage: Approximately 10.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,933,086
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,933,086
(c)	VIEX Capital has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares entered into on behalf of each of Series One and VSO II during the past sixty days are set forth on Schedule A and incorporated herein by reference.
F.	Eric Singer
(a)	As of the close of business on September 4, 2020, Mr. Singer beneficially owned 4,220 Shares. Mr. Singer, as the managing member of VIEX GP and VIEX Capital, may be deemed the beneficial owner of the (i) 1,031,997 Shares beneficially owned by Series One and (ii) 1,901,089 Shares beneficially owned by VSO II.

Percentage: Approximately 10.9%

(b)	1. Sole power to vote or direct vote: 4,220
2. Shared power to vote or direct vote: 2,933,086
3. Sole power to dispose or direct the disposition: 4,220
4. Shared power to dispose or direct the disposition: 2,933,086
(c)	Mr. Singer has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares entered into on behalf of each of Series One and VSO II during the past sixty days are set forth on Schedule A and incorporated herein by reference.

10

CUSIP No. 452521107

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended to add the following:

On June 12, 2020, Mr. Singer was awarded a grant of 18,543 shares of restricted stock in connection with his service on the Board, 100% of which will vest, subject to continued service through the vesting date, on the earlier of (i) the one-year anniversary of June 12, 2020 or (ii) the date of the Issuer’s 2021 annual meeting of stockholders (the “2021 Annual Meeting”), provided that the 2021 Annual Meeting is at least 50 weeks apart from the 2020 annual meeting of stockholders.

11

CUSIP No. 452521107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 4, 2020

VIEX Opportunities Fund, LP – Series One

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities Fund II, LP

By:	VIEX Special Opportunities GP II, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities GP II, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
Eric Singer

12

CUSIP No. 452521107

Schedule A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

VIEX OPPORTUNITIES FUND, LP – SERIES ONE

Disposition of Common Stock[1]	(61,870)	0.0000	09/01/2020
Sale of Common Stock	(23,635)	10.1434	09/02/2020
Sale of Common Stock	(187,211)	10.3191	09/02/2020
Sale of Common Stock	(23,874)	9.5296	09/03/2020
Sale of Common Stock	(29,347)	9.2067	09/03/2020

VIEX SPECIAL OPPORTUNITIES FUND II, LP

Sale of Common Stock	(43,580)	10.1434	09/02/2020
Sale of Common Stock	(345,187)	10.3191	09/02/2020
Sale of Common Stock	(43,980)	9.5296	09/03/2020
Sale of Common Stock	(54,062)	9.2067	09/03/2020

______________________

1 Represents a distribution of Shares by Series One to a limited partner of Series One for no consideration